NORTHSTAR TECHNOLOGIES GROUP, INC.

**INDEPENDENT ACCOUNTANT'S REPORT
AND
CONSOLIDATED FINANCIAL STATEMENTS**

DECEMBER 31, 2021



NORTHSTAR TECHNOLOGIES GROUP, INC.

TABLE OF CONTENTS



12355 Sunrise Valley Drive
Suite 305 Reston, VA 20191
Phone 703.657.6040 Fax 703.657.6041
www.gdtplc.com

INDEPENDENT ACCCOUNTANT'S REVIEW REPORT

To the Stockholders
Northstar Technologies Group, Inc.
Bonita Springs, Florida 34135

We have reviewed the accompanying financial statements of Northstar Technologies Group, Inc., which comprise the consolidated balance sheet as of December 31, 2021, and the related consolidated statement of operations, changes in stockholders' deficit, and cash flows for the year then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Northstar Technologies Group, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

- 2 -

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Gaffey Deane & Talley, PLLC

Reston, Virginia
April 29, 2022

NORTHSTAR TECHNOLOGIES GROUP, INC.
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2021

ASSETS

Current assets		
Cash (Note 3)	$	394,385
Accounts receivable (Notes 3 and 4)		47,865
Prepaid building costs		673,864
Contract assets (Note 4)		687,319
Other current assets		39,528
Total current assets		1,842,961
Property and equipment - net (Note 5)		230,774
Other assets		21,914
Total assets	$	2,095,649

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities		
Line of credit (Note 6)	$	92,933
Accounts payable and accrued expenses		19,556
Credit card liabilities (Note 7)		90,627
Payroll liabilities		9,964
Unearned revenue (Note 4)		1,713,620
Current portion of long-term debt (Note 8)		49,189
Total current liabilities		1,975,889
Long-term liabilities		
Notes payable (Note 8)		217,504
Total liabilities		2,193,393
Stockholders' deficit		
Common stock at $0.0001 par value; 33,000,000 shares authorized; 20,515,203 shares issued and outstanding		2,055
Additional paid-in capital		762,326
Accumulated deficit		(862,125)
Total stockholders' deficit		(97,744)
Total liabilities and stockholders' deficit	$	2,095,649

See accompanying notes to the financial statements and independent accountant's review report.

NORTHSTAR TECHNOLOGIES GROUP, INC.
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2021

Revenues (Note 9)	$	615,035
Cost of revenues		570,178
Gross profit		44,857
Operating expenses		
Advertising		7,955
Automobile expenses		5,311
Bank charges		1,300
Computer and internet expenses		50,864
Depreciation and amortization		19,885
Dues and subscriptions		1,951
Equipment rental		73,146
Gifts and donations		620
Insurance		8,334
Interest expense		29,113
Meals and entertainment		1,456
Miscellaneous		2,171
Office supplies		5,811
Payroll expenses		175,968
Postage and delivery		5,241
Professional fees		222,443
Rent (Note 10)		22,986
Repairs and maintenance		2,331
Research and development		42,042
Shop supplies		36,882
Taxes and licenses		3,958
Telephone		1,958
Travel		4,633
Utilities		4,891
Total operating expenses		731,250
Other income (expenses)		
Interest income		10
Credit card rewards		2,682
Total other income		2,692
Net loss before income tax		(683,701)
Income tax		-
Net loss	$	(683,701)

See accompanying notes to the financial statements and independent accountant's review report.

NORTHSTAR TECHNOLOGIES GROUP, INC.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2021

	Common stock	Additional paid-in capital	Accumulated deficit	Total
Balance, December 31, 2020	$ 2,000	$ -	$ (178,424)	$ (176,424)
Issuance of common stock	55	762,326	-	762,381
Net loss	-	-	(683,701)	(683,701)
Balance, December 31, 2021	$ 2,055	$ 762,326	$ (862,125)	$ (97,744)

See accompanying notes to the financial statements and independent accountant's review report.

NORTHSTAR TECHNOLOGIES GROUP, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
For the year ended December 31, 2021

Cash flows from operating activities		
Net loss	$	(683,701)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization		19,885
Changes in operating assets and liabilities:		
Decrease (increase) in operating assets:		
Accounts receivable		(47,865)
Prepaid building costs		(673,864)
Contract assets		(687,319)
Other current assets		(39,528)
Other assets		(21,914)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		(65,625)
Credit card liabilities		82,687
Payroll liabilities		9,964
Unearned revenue		1,713,620
Other current liabilities		(1,459)
Net cash used in operating activities		(395,119)
Cash flows from investing activity		
Net additions to property and equipment		(203,153)
Net cash provided by investing activity		(203,153)
Cash flows from financing activities		
Proceeds from line of credit - net		45,933
Proceeds from notes payable - net		178,893
Proceeds from issuance of common stock		762,381
Net cash provided by financing activities	$	987,207
Net increase in cash		388,935
Cash at the beginning of year		5,450
Cash at the end of year	$	394,385
Supplemental disclosure of cash flow information:		
Cash paid for interest	$	30,572

See accompanying notes to the financial statements and independent accountant's review report.

NORTHSTAR TECHNOLOGIES GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2021

1.   **ORGANIZATION**

Northstar Technologies Group, Inc. (the "Company"), was incorporated on May 18, 2020 and its subsidiary Northstar Building Systems, LLC was incorporated on November 1, 2020 in the State of Florida. The Company utilizes a patent pending Building Systems and Methods for residential and commercial construction using 100% Fiber Reinforced Polymer composite building materials and are actively pursuing opportunities with construction industry companies and partners that currently use traditional building materials, including mobile structures, prefabricated, commercial, industrial, aerospace and defense, energy, agriculture, and healthcare. Northstar Building Systems, LLC is the operational organization within Northstar Technologies Group, Inc. and responsible for project execution and product installation and delivery.

During 2020, a novel strain of coronavirus (COVID-19) outbreak was declared a worldwide health pandemic by the World Health Organization. The situation is evolving with many cities and countries around the world responding in different ways to address the outbreak. There are direct and indirect economic effects developing for all industries and individual companies throughout the world. As of the date of issuance, the Company believes that the impact of COVID-19 on the Company's consolidated financial statements is not significant. Management will continue to monitor the impact COVID-19 has on the Company and will reflect the consequences as appropriate in the Company's consolidated financial statements.

The Company's strategic plan for the remainder of 2022 and beyond is focused on revenue growth, profitability, and scalability. These objectives will be attained by implementing a focused strategic plan of building and proving its business model and its brand within the domestic and international construction markets creating demand and retention of home and commercial building clients. The Company believes that by raising capital contributions, it will enable it to effectively execute these goals and continue for a reasonable period of time.

2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

a.   **Principles of consolidation**

The consolidated financial statements include the accounts of Northstar Technologies Group, Inc. and its wholly-owned subsidiary, Northstar Building Systems, LLC. All significant intercompany transactions and accounts have been eliminated in consolidation.

b.   Basis of accounting

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting, which is in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

c.   Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

d.   Accounts receivable

The Company extends credit to customers on an unsecured basis. Accounts receivable are carried at original invoice amount, less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Management determines the collectability of specific customer accounts by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. Based on management's assessment, the Company provides for estimated uncollectable amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. Recoveries of amounts previously written off are recorded when received. Interest is not recorded on any past due balances.

e.   Property and equipment

Property and equipment are stated at cost. Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense as incurred. Property and equipment are depreciated on a straight-line basis ranging from seven to ten years. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

f.   Valuation of long-lived assets

The Company accounts for the valuation of long-lived assets in accordance with Accounting Standards Codification 360, *Property, Plant, and Equipment* (ASC 360). ASC 360 requires that long-lived assets and certain identifiable intangible assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the long-lived assets is measured by a comparison of the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets.

g.   **Revenue recognition**

Effective May 18, 2020, the Company adopted Accounting Standards Update ("ASU") No. 2014- 09, *Revenue from Contracts with Customers* (Topic 606) and several other ASUs that were issued as amendments to ASU No. 2014-09, which apply to all contracts with customers to transfer goods or services or for the transfer of nonfinancial assets, unless those contracts are within the scope of other standards. ASU No. 2014-09's core principle is that an entity recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In adopting this standard, the Company is required to use more judgment and make more estimates than under the previous guidance, including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. The update eliminates all transaction and industry-specific accounting principles and replaces them with a unified, five step approach.

The Company has one source of revenue, which is construction income from residential and commercial customers. Each source consists of a single performance obligation. Construction income from residential customers is recognized over time as costs are incurred. Construction income from commercial customers is recognized at a point in time after substantial completion of the installation and acceptance by the customer. The Company has no material obligations for returns or refunds after completion of the performance obligations described above.

Economic factors may impact the nature, amount, and timing of revenue recognition. Customers are evaluated for credit-worthiness prior to acceptance of the contract and contracts do not include variable consideration or financing components. Substantially all contracts are completed within one year of acceptance and payment typically is expected within 120 days.

The Company presents sales taxes collected from customers and remitted to governmental authorities on a net basis, excluding such amounts from sales and cost of goods sold.

Contract Assets

Contract assets include unbilled receivables in which the right to consideration is conditional on factors other than the passage of time. Contract assets exclude billed and billable receivables.

Contract assets, if any, are periodically reassessed based on reasonably available information as of the balance sheet date to ensure they do not exceed their net realizable value.

Contract Liabilities

Contract liabilities include advance payments received from the customer in excess of revenue (unearned revenue) that may be recognized as of the balance sheet date. The advance payment is subsequently recognized into revenue as the performance obligation is satisfied.

h.   **Income taxes**

Deferred income taxes for Northstar Technologies Group, Inc. are provided on temporary differences between consolidated financial statement and income tax reporting. Temporary differences are differences between the amounts of assets and liabilities reported for consolidated financial statement purposes and their tax basis. Deferred tax assets are recognized for temporary differences that will be deductible in future years' tax returns and for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax liabilities are recognized for temporary differences that will be taxable in future years' tax returns.

Northstar Building Systems, LLC is treated as a partnership for federal and state income tax purposes, and is considered a disregarded entity for tax purposes as its wholly-owned by Northstar Technologies Group, Inc.

i.   **Recently issued accounting pronouncements not yet adopted**

The FASB issued ASU 2016-02, *Leases* (Topic 842), which will be effective for fiscal years beginning after December 15, 2019. In October 2019, the FASB deferred the date of adoption to fiscal years beginning after December 15, 2020. The distinction between finance leases (previously capital leases) and operating leases is substantially similar to the distinction between capital leases and operating leases in the previous leases guidance. Lessor accounting is also largely unchanged. For lessees, leases under both categories will be reported on the balance sheet as a depreciable right-to-use asset and a liability to make lease payments. The asset and liability should be initially measured at the present value of the lease payments, including payments to be made in optional periods only if the lessee is reasonably certain to exercise an option to extend the lease or not to exercise an option to terminate the lease. The asset will be depreciated and the liability will be reduced by lease payments. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. Management has elected not to adopt ASU 2016-02 early but is evaluating the impact of adopting the new lease standard on the Company's consolidated financial statements.

j.   Subsequent Events

Management has evaluated subsequent events for recognition or disclosure in the financial statements through the date of the independent auditor's report, which is the date these financial statements were available to be issued.

3.   CONCENTRATIONS AND CREDIT RISK

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable.

The Company maintains its cash in bank deposit accounts in one financial institution with aggregate balance that periodically exceed federally insured limits. The Company has not experienced any losses in such accounts and believes the Company is not exposed to any significant credit risk on cash.

One customer accounted for approximately 52% of the Company's revenue for the year ended December 31, 2021 and 100% of the billed accounts receivable balance as of December 31, 2021.

4.   CONTRACT BALANCES

Accounts receivable and contract balances from contracts with customers were as follows:

	Accounts receivable	Contract assets	Contract liabilities
Beginning of year	$ -	$ -	$ -
End of year	47,865	687,319	1,713,620

The Company expects to recognize in full the remaining contract liabilities as of December 31, 2021 as revenue in 2022.

NORTHSTAR TECHNOLOGIES GROUP, INC.
Notes to the consolidated financial statements (continued)

5.   **PROPERTY AND EQUIPMENT**

Property and equipment consist of:

Furniture and fixtures	$	2,375
Equipment		64,135
Vehicles		17,752
Leasehold improvements		166,693
		250,955
Accumulated depreciation and amortization		(20,181)
	$	230,774

6.   **LINE OF CREDIT**

The Company has a line of credit outstanding with a stockholder of the Company with a borrowing limit of $150,000. The line bears interest at 6% per annum, and principal and accrued interest are due upon maturity on February 28, 2022. The line is secured by certain assets of the Company. On April 28, 2022, the line of credit was extended to December 31, 2023.

7.   **CORPORATE CREDIT CARDS**

The Company has various corporate credit cards with a total credit line of $99,800 as of December 31, 2021.

8.   **NOTES PAYABLE**

Notes payable consist of the following loans:

Lender	Original amount	Maturity date	Interest rate	Outstanding balance
Stockholder	$ 20,000	2/28/2025	8.24%	$ 16,307
Stockholder	15,020	6/28/2025	6.99%	12,177
Stockholder	25,020	12/8/2025	8.99%	21,028
Stockholder	35,000	2/17/2026	11.75%	30,458
Stockholder	15,000	2/28/2026	6.49%	12,826
Stockholder	25,000	3/28/2026	8.74%	21,974
Stockholder	25,000	4/30/2026	9.00%	21,526
Stockholder	35,000	6/14/2026	7.99%	30,055
Stockholder	60,000	2/28/2028	6.99%	54,389
Stockholder	50,176	2/28/2028	10.49%	45,953
	$ 305,216			266,693
Current portion				(49,189)
Long-term				$ 217,504

NORTHSTAR TECHNOLOGIES GROUP, INC.
Notes to the consolidated financial statements (continued)

The notes are subject to monthly installments of principal and interest. Any unpaid principal and accrued interest are due upon maturity.

Future maturities related to the loans at December 31, 2021 are as follows

Year Ending December 31	Amount
2022	$ 49,189
2023	54,316
2024	59,241
2025	56,936
2026	23,548
Thereafter	23,463
	$ 266,693

9. **DISAGGREGATED REVENUE**

The Company generates revenue primarily from construction contracts with residential and commercial customers. The following table discloses revenue by customer types. The Company believes that these categories allow for a better understanding of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts.

Residential	$ 615,035
Commercial	-
	$ 615,035

10. **LEASES**

The Company entered into a non-cancelable operating lease agreement on January 7, 2021, which was amended on May 3, 2021. The lease commenced on November 14, 2021 and terminating on November 14, 2024. The monthly base rent started at $8,625 per month and subject to a 1% increase over the twelve-month trailing U.S. CPI, with a minimum increase of 3% and a maximum increase of 5%. The lease is subject to an additional rent for a proportionate share of common area maintenance and reimbursable expenses. The lease may be renewed once for an additional three years.

NORTHSTAR TECHNOLOGIES GROUP, INC.
Notes to the consolidated financial statements (continued)

The future minimum lease payments under the noncancelable operating lease as of December 31, 2021 are as follows:

Year ending December 31	Amount
2022	$ 101,261
2023	111,586
2024	98,095
	$ 310,942

11.   **INCOME TAXES**

The Company has the following federal and state net operating loss carryforwards at December 31, 2021, which are available to offset future taxable income in accordance with the Internal Revenue Service regulations.

Amount	Year of expiration
$ 213,951	2041
$ 655,681	2042
$ 869,632	

Management believes that a full valuation allowance is appropriate given the current estimates of future taxable income, as well as consideration of available tax planning strategies. The ultimate realization of the net deferred tax asset is dependent upon the generation of future taxable income during periods in which temporary differences become deductible.

12.   **LEGAL**

The Company received a complaint in July 2020 which has resulted in a civil dispute between the two parties. The Company's corporate counsel has responded to this dispute with evidence provided by the Company and expects a quick resolution resulting in a positive outcome for the Company.

Northstar Technologies Group, Inc.

Consolidated Financial Statements

December 31, 2020



4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

NORTHSTAR TECHNOLOGIES GROUP, INC.

Table of Contents

REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders
Northstar Technologies Group, Inc.
Naples, Florida

We have reviewed the accompanying consolidated financial statements of Northstar Technologies Group, Inc. and subsidiary (collectively, the "Company"), which comprise the consolidated balance sheet as of December 31, 2020, and the related consolidated statements of operations, changes in stockholders' deficit, and cash flows for the period from May 18, 2020 (inception) to December 31, 2020, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States.



Keiter

March 31, 2021
Glen Allen, Virginia

NORTHSTAR TECHNOLOGIES GROUP, INC.

Consolidated Balance Sheet
December 31, 2020
"Unaudited"

<u>Assets</u>

Current assets:		
Cash	$	5,450
Property and equipment, net		47,233
Total assets	$	52,683

<u>Liabilities and Stockholders' Deficit</u>

Current liabilities:		
Accounts payable and accrued expenses	$	93,120
Long-term liabilities:		
Line of credit		47,000
Note payable		87,800
Accrued interest		1,460
Total long-term liabilities		136,260
Total liabilities		229,380
Stockholders' deficit:		
Common stock at $0.0001 par value; 33,000,000 shares authorized; 20,000,000 shares issued and outstanding		2,000
Accumulated deficit		(178,697)
Total stockholders' deficit		(176,697)
Total liabilities and stockholders' deficit	$	52,683

See report of independent accountants and accompanying notes to consolidated financial statements.


NORTHSTAR TECHNOLOGIES GROUP, INC.

Consolidated Statement of Operations
For the period from May 18, 2020 (inception) to December 31, 2020
"Unaudited"


Revenues	$	21,994
Operating expenses		199,231
Operating loss		(177,237)
Interest expense		1,460
Net loss	$	(178,697)

See report of independent accountants and accompanying notes to consolidated financial statements.

NORTHSTAR TECHNOLOGIES GROUP, INC.

Consolidated Statement of Changes in Stockholders' Deficit
For the period from May 18, 2020 (inception) to December 31, 2020
"Unaudited"

	Common Stock	Accumulated Deficit	Total
Balance, May 18, 2020 (inception)	$ -	$ -	$ -
Issuance of common stock	2,000	-	2,000
Net loss	-	(178,697)	(178,697)
Balance, December 31, 2020	$ 2,000	$ (178,697)	$ (176,697)

See report of independent accountants and accompanying notes to consolidated financial statements.

Consolidated Statement of Cash Flows
For the period from May 18, 2020 (inception) to December 31, 2020
"Unaudited"

Cash flows from operating activities:	
Net loss	$ (178,697)
Adjustments to reconcile net loss to net cash	
from operating activities:	
Depreciation	569
Change in operating assets and liabilities:	
Accounts payable and accrued expenses	63,494
Accrued interest	1,460
Net cash used in operating activities	(113,174)
Cash flows used in investing activities:	
Purchases of property and equipment	(18,176)
Cash flows from financing activities:	
Proceeds from line of credit	47,000
Proceeds from note payable	87,800
Proceeds from issuance of common stock	2,000
Net cash provided by financing activities	136,800
Net change in cash	5,450
Cash, beginning of period	-
Cash, end of period	$ 5,450
Non-cash transactions:	
Property and equipment acquired through accounts payable	$ 29,626

See report of independent accountants and accompanying notes to consolidated financial statements.

NORTHSTAR TECHNOLOGIES GROUP, INC.

Notes to Consolidated Financial Statements

1.   **Summary of Significant Accounting Policies:**

Nature of Business: Northstar Technologies Group, Inc. (the "Company"), was incorporated on May 18, 2020 and its subsidiary Northstar Building Systems, LLC was incorporated on November 1, 2020 in the State of Florida. The Company has patented the systems and methods needed for residential and commercial construction using 100% Fiber Reinforced Polymer composite building materials and are actively pursuing opportunities with construction industry companies and partners that currently use traditional building materials, including mobile structures, prefab, commercial, industrial, aerospace and defense, energy, agriculture, and healthcare. Northstar Building Systems, LLC is the operational organization within Northstar Technologies Group, Inc. and will be responsible for project execution and product installation and delivery.

During 2020, a novel strain of coronavirus (COVID-19) outbreak was declared a worldwide health pandemic by the World Health Organization. The situation is evolving with many cities and countries around the world responding in different ways to address the outbreak. There are direct and indirect economic effects developing for all industries and individual companies throughout the world. As of the date of issuance, the ultimate impact of COVID-19 on the Company's consolidated financial statement is unknown. Management will continue to monitor the impact COVID-19 has on the Company and will reflect the consequences as appropriate in the Company's consolidated financial records.

Management's Plans: The Company's strategic plan for the remainder of 2021 and beyond is focused on revenue growth, profitability, and scalability. These objectives will be attained by implementing a focused strategic plan of building and proving its business model and its brand within the Domestic and International construction markets creating demand and retention of home and commercial building clients. The Company believes that by raising capital contributions, it will enable it to effectively execute these goals and continue for a reasonable period of time.

Consolidation: The consolidated financial statements include the accounts of Northstar Technologies Group, Inc. and its wholly owned subsidiary, Northstar Building Systems, LLC. All significant intercompany transactions and accounts have been eliminated in consolidation. There was no significant activity in relation to the Northstar Building Systems, LLC subsidiary during 2020.

Basis of Accounting: The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates: The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

1.　　**Summary of Significant Accounting Policies, Continued:**

Concentrations and Credit Risk: Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash. The Company maintains its cash in one financial institution with balances that periodically exceed federally insured limits.

During 2020, one customer accounted for 88% of the Company's revenue.

Property and Equipment: Property and equipment are stated at cost. Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense as incurred. Property and equipment are depreciated on a straight line basis ranging from seven to ten years. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Property and equipment consisted of the following at December 31, 2020:

Machinery and equipment	$	47,802
Less - accumulated depreciation		569
Property and equipment, net	$	47,233

Depreciation expense totaled $569 for 2020.

Revenue Recognition: Effective May 18, 2020, the Company adopted ASU No. 2014-09, *Revenue from Contracts with Customers (Topic 606)* and several other ASUs that were issued as amendments to ASU No. 2014-09, which apply to all contracts with customers to transfer goods or services or for the transfer of nonfinancial assets, unless those contracts are within the scope of other standards. ASU No. 2014-09's core principle is that an entity recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In adopting this standard, the Company is required to use more judgment and make more estimates than under the previous guidance, including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. The update eliminates all transaction and industry-specific accounting principles and replaces them with a unified, five step approach.

The Company has two main sources of revenue, including product sales and installation income. Each source consists of a single performance obligation and revenue is recognized at a point in time. Revenue from product sales is recognized at the time the product has been shipped to and accepted or received by the customer. Revenue from installation income is recognized after substantial completion of the installation and acceptance by the customer. The Company has no material obligations for returns or refunds after completion of the performance obligations described above.

1.   Summary of Significant Accounting Policies, Continued:

Revenue Recognition, Continued: Economic factors may impact the nature, amount, and timing of revenue recognition. Customers are evaluated for credit-worthiness prior to acceptance of the contract and contracts do not include variable consideration or financing components. Substantially all contracts are completed within one year of acceptance and payment typically is expected within 120 days.

Sales Taxes Collected and Remitted: The Company presents sales taxes collected from customers and remitted to governmental authorities on a net basis, excluding such amounts from sales and cost of goods sold.

Income Taxes: Deferred income taxes for Northstar Technologies Group, Inc. are provided on temporary differences between consolidated financial statement and income tax reporting. Temporary differences are differences between the amounts of assets and liabilities reported for consolidated financial statement purposes and their tax basis. Deferred tax assets are recognized for temporary differences that will be deductible in future years' tax returns and for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax liabilities are recognized for temporary differences that will be taxable in future years' tax returns.

Northstar Building Systems, LLC is treated as a partnership for federal and state income tax purposes, and is considered a disregarded entity for tax purposes as it's wholly owned by Northstar Technologies Group, Inc.

Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the consolidated financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current period.

Management evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the consolidated financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

Subsequent Events: Management has evaluated subsequent events through March 31, 2021, the date the consolidated financial statements were available to be issued, and has determined that other than disclosed in Note 5, there are no additional subsequent events to be reported in the accompanying consolidated financial statements.

NORTHSTAR TECHNOLOGIES GROUP, INC.

Notes to Consolidated Financial Statements, Continued

2.   Line of Credit:

The Company has a line of credit outstanding with a stockholder of the Company with a borrowing limit of $150,000. The line accrues interest at 6% per annum and principal and accrued interest are due upon maturity on February 28, 2022. The outstanding principal balance and accrued interest were $47,000 and $283, respectively, at December 31, 2020. The line is secured by certain assets of the Company.

3.   Note Payable:

The Company has a note payable outstanding from a stockholder of the Company at December 31, 2020 for a total principal amount of $87,800. The note bears interest at 4% per annum with monthly installments of principal and interest due beginning January 31, 2022. The unpaid principal and accrued interest is due upon maturity on November 1, 2025. The full principal balance of the note was outstanding at December 31, 2020 and accrued interest totaled $1,177 for 2020.

Future maturities related to the debt at December 31, 2020 are as follows:

Year	Amount
2022	$ 21,130
2023	23,961
2024	24,937
2025	17,772
	$ 87,800

4.   Stockholders' Deficit:

Pursuant to the Company's articles of incorporation, the Company is authorized to issue 33,000,000 shares of common stock at $0.0001 par value per share. Each holder of common stock receives one vote. At December 31, 2020, there were 20,000,000 shares of common stock issued and outstanding.

5.   Leases:

The Company entered into a non-cancelable operating lease agreement in August 2020 for its office location. The lease terminates in May 2021. Monthly rent expense was $2,000 and total rent expense was $11,130 for the period from May 18, 2020 (inception) to December 31, 2020.   The lease calls for the Company to pay common area maintenance and various fees. During January 2021, the Company entered into a lease for warehouse space. The lease terminates in October 2024. Monthly rent expense ranges from $5,775 to $6,365 over the term of the lease. The lease also calls for various common area maintenance and tax fees.

5.   **Leases, Continued:**

Future minimum lease payments at December 31, 2020 are as follows:

Year	Amount
2021	$ 27,325
2022	70,166
2023	73,670
2024	57,288
	$ 228,449

6.   **Income Taxes:**

The Company has federal and state net operating loss carry forwards of approximately $87,000 at December 31, 2020, available to offset future taxable income in accordance with the Internal Revenue Service regulations.

Management believes that a full valuation allowance is appropriate given the current estimates of future taxable income, as well as consideration of available tax planning strategies. The ultimate realization of the net deferred tax asset is dependent upon the generation of future taxable income during periods in which temporary differences become deductible.